SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on transfer of shares of Kubota Lease Corporation (Thursday March 20, 2003).

2.	Notice with reference to purchase of treasury stock (Thursday March 20, 2003).

March 20, 2003

To whom it may concern

Kubota Corporation

2-47 Shikitsu-higashi 1-chome

Naniwa-ku Osaka 556-8601 Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on transfer of shares of Kubota Lease Corporation

Please be advised that Kubota Corporation resolved at the board of directors’ meeting held on March 20, 2003 that Kubota Corporation would transfer all the shares of Kubota Lease Corporation (a wholly-owned subsidiary) to Sumisho Auto Leasing Corporationas follows:

1. Background of the transfer of shares

Kubota Corporation (collectively “the Company”) is resolutely proceeding with the upgrading of its businesses portfolio and the strengthening of its financial position. The Company has now decided to transfer all the shares of Kubota Lease Corporation to Sumisho Auto Leasing Corporation.

Although Kubota Lease Corporation has the original customer base since its founding and has been recording stable business results, Kubota Lease Corporation needs further and major efforts in order to fortify its business position and build the superiority in the growing competition of the market.

Under the circumstances, the Company has made the decision to transfer all the shares of Kubota Lease Corporation to Sumisho Auto Leasing Corporation. The Company expects that the advanced and excellent business system and know-how owned by Sumisho Auto Leasing Corporation would help Kubota Lease Corporation to improve its competitiveness and to achieve its growth of business.

2. Overview of a subsidiary to be transferred

(1) Name: Kubota Lease Corporation

(2) Principal: Teruyoshi Matsubayashi

(3) Address: Ginsen-Shin-Osaka building, 5-15, Nishinakajima 7-Chome, Yodogawa-ku, Osaka

(4) Date of incorporation: May 16, 1986

(5) Principal businesses: Leasing

(6) Fiscal year end: March 31

(7) The number of employees: 91 (as of March 20, 2003)

(8) Principal places of operations: Osaka

(9) Capital: 50 million yen

(10) The number of shares outstanding: 1,000

(11) Major shareholders and ratio: Kubota Corporation 1,000 shares (owning 100%)

(12) Recent financial results

1

(In millions of yen)

	Year ended March 31, 2001	Year ended March 31, 2002
Sales	15,124	15,048
Operating Income	440	564
Ordinal Income	28	338
Net Income	9	197
Total Assets	30,053	27,197
Shareholders’ Equity	725	917

3. Overview of Transferee

(1) Name: Sumisho Auto Leasing Corporation

(2) Principal: President and Representative Director         Tadao Yuasa

(3) Address: 6-1, Nishishinjuku 2-Chome, Shinjuku-ku, Tokyo

(4) Principal businesses: Car Leasing

(5) Relation with Kubota Corporation:

i) in capital or stockholding:	None
ii) in exchanging directors, senior management or other personnel:	None
iii) in business transaction:	None

4. Shares to be transferred

i) Number of shares owned by Kubota Corporation before transfer:	1,000 shares (100% owned)
ii) Number of shares to be transferred (projected):	1,000 shares
iii) Number of shares owned by Kubota Corporation after transfer:	0 shares (0% owned)

5. Schedule

March 20, 2003	Resolution at the board of directors’meeting
March 25, 2003	Contract of the transfer of shares (projected)
April 1, 2003	Transfer of shares (projected)

6. Future outlook

The transfer will be implemented in April 1, 2003. Accordingly, Kubota Corporation projects that the financial effects resulting from the transfer of shares of Kubota Lease Corporation on the consolidated results in the year ending March 31, 2003 will not be material.

End of document

2

March 20, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition :	From February 19, 2003 to March 19, 2003

2. Total number of shares acquired :	4,361,000 shares

3. Total amount of shares acquired :	¥1,373,715,000

(Reference)

Results of purchase as of March 19, 2003

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2002	Not exceeding 50 million shares	Not exceeding ¥20 billion
Cumulative results of purchase from June 27, 2002	43,916,000 shares	¥14,641,001,000
Ratio	87.83%	73.21%

End of document

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 25, 2003	By:	/s/ Daisuke Hatakake
Name: Daisuke Hatakake Title: Managing Director Principal Financial And Accounting Officer